TATA

RECEIVED
2004 JUL 29 A 11: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26th July 2004
BP/AD-M1A/420

82-3733

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

04035849

Dear Sirs,

Unaudited Financial Results (First Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the First Quarter ended 30th June 2004 along with segment-wise reporting which were taken on record by the Board of Directors of the Company at its meeting held today.

The above results are being published in newspapers on 27th July 2004.

Yours faithfully,
For The Tata Power Company Limited

H M Mistry

(H M Mistry)
Assistant Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

dw 7/29

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2004

	Particulars	Quarter ended		Year ended
		30-Jun-04	30-Jun-03	31-Mar-04 (Audited)
		MUs	MUs	MUs
1.	Generation	3529	3135	12917
2.	Sales	3373	2993	12231
		Rs. Crores	Rs. Crores	Rs. Crores
3.	a) Revenue from Power Supply	1039.26	1047.02	3991.77
	b) Income from Other Operations	47.59	34.11	247.31
		1086.85	**1081.13**	**4239.08**
4	Expenditure			
	a) Staff Cost	17.95	46.74	191.61
	b) Cost of Power Purchased	110.49	109.00	409.49
	c) Cost of Fuel	512.90	518.32	1848.87
	d) Cost of components, materials and services in respect of contracts	29.22	12.99	115.60
	e) Other expenditure	63.98	98.17	386.48
	f) Total expenditure (4a to 4e)	734.54	785.22	2952.05
5	Operating Profit	352.31	295.91	1287.03
6	Other Income	17.47	24.15	159.99
7	Interest and Finance Charges	59.74	77.87	283.72
8	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	310.04	242.19	1163.30
9	Depreciation	120.89	81.54	333.95
10	Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets	0.00	9.56	95.08
11	Profit before tax (8-9-10)	**189.15**	**151.09**	**734.27**
12	Provision for Taxation			
	Current Tax	64.17	56.69	241.86
	Deferred Tax for the period	3.39	(5.03)	(16.67)
	Deferred Tax in respect of earlier years (See Note 7)	19.95	0.00	0.00
13	Net Profit after tax (11-12)	**101.64**	**99.43**	**509.08**
14	Statutory & Special Appropriations			42.16
15	Distributable Profit (13-14)			466.92
16	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.91	197.92
17	Reserves including Statutory Reserves			4277.00
18	Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	5.13	5.02	25.69
19	Aggregate of non-promoter shareholding			
	No of shares	13,35,74,774	13,35,33,222	13,35,74,574
	% of shareholding	67.50	67.48	67.50
20	Final Dividend (Proposed)			
	Rate per share (Face Value Rs. 10/-) (In Rupees)			7.00
	Amount (Rs. in crores)			138.69

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 26th July, 2004.

2. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) (formerly known as BSES Ltd.), the Company had in respect of the periods upto 31st March, 2004, taken credit in previous years for the amount recoverable in terms of the Common Order dated 3rd June,2003 passed by Hon'ble Bombay High Court in MERC Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 1019 crores. However, these amounts have been disputed by REL and only Rs.895.55 crores has been paid by REL to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 30th June, 2004.

   MERC passed an order dated 31st May, 2004. In terms of this order, an amount of Rs. 313.93 crores as on 31st March, 2004 is refundable by Tata Power to REL together with interest @10% per annum commencing from 1st April, 2004 till the date of payment and Rs. 225.39 crores as on October, 2003 is payable to MSEB towards interest and delayed payment charges. The Company filed a Writ Petition against the said order dated 31st May, 2004 and the Hon'ble Bombay High Court by an Order dated 1st July, 2004 stayed the payment of refund to REL on the condition that Tata Power furnishes a Bank guarantee in favour of the Prothonotary and Senior Master, High Court, Bombay for the sum of Rs. 315.30 crores, within 4 weeks. Tata Power has furnished such a Bank Guarantee on 23rd July, 2004. REL has filed a petition in the Hon'ble Supreme Court for Special Leave to Appeal against the said Order dated 1st July, 2004. The Hon'ble High Court has however, not stayed the payment of standby charges as per the MERC Order, from 1st June, 2004 onwards.

   Tata Power has also been directed by the Hon'ble High Court to pay a sum of Rs 100 crores to MSEB within 4 weeks towards its arrears and interest and the balance in two quarterly instalments, the last instalment being payable on or before 31st January, 2005. These directions have been issued pending admission of the said Writ Petition and subject to the final outcome of the said Appeal that may be filed before the Appellate Tribunal under the Electricity Act, 2003. Accordingly, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby charges credited in previous years estimated at Rs. 503 crores for the period from 1st April, 1998 to 31st March, 2004. Further, consequent to the Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 343 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/setoff from certain Statutory Reserves created by the Company under the Electricity (Supply) Act, 1948 in earlier years.

   Since the Company has filed a Writ Petition against the said Order, adjustments if any, will be recorded by the Company on the final outcome of the said Writ Petition. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be made on the disposal of the Company's Petition and no provision has been made in the accounts towards interest payable to REL for the quarter ended 30th June,2004 in terms of the Order. However the Company, as a matter of prudence, has accounted Standby charges for the quarter ended 30th June, 2004, on the basis as determined by the said Order.

3. Pursuant to the Order dated 11th June, 2004, of the Maharashtra Electricity Regulatory Commission (MERC), the Company has revised electricity tariffs for all categories of consumers with effect from 1st June, 2004. The average tariff, as per the Order, has been reduced by 9.2% with effect from 1st June, 2004.

4. The quarterly results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly results are not representative of the results for the whole year.

5. Effective 1st April, 2004, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee, are proposed to be capitalised in accordance with the Accounting Standard 16 (AS16). Such costs were hitherto being charged to the Profit and Loss Account consistent with the treatment adopted in the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. However, this has no impact on the result for the quarter as no such borrowing costs have been incurred during the quarter.

6. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Hitherto, they were not adjusted to the carrying cost of fixed assets but were being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. Accordingly, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 aggregating Rs. 48.53 crores has been capitalised and depreciation provided thereon.

   Had there been no change in the above accounting policies, the depreciation for the quarter would have been lower by Rs. 48.53 crores, amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets would have been higher by Rs. 37.19 crores and the profit before tax for the quarter would have been higher by Rs.11.34 crores

7. "Deferred tax in respect of earlier years" for the quarter ended 30th June, 2004, represents a charge of Rs. 19.95 crores pertaining to earlier years in respect of the Windmill business of the Company, as the same is now considered outside the licensee business in accordance with the Order dated 11th June, 2004, of the Maharashtra Electricity Regulatory Commission (MERC). Consequently statutory appropriation to Deferred Tax Liability Fund made in the earlier years has to be reversed.

8. The Auditors Report on the financial statements for the year ended 31st March, 2004, refers to the treatment given to several matters in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the Electricity (Supply) Act, 1948 and the treatment of the Wind Farm as part of the licensee business during the year, pending the approvals, where necessary, of the relevant authorities. It also refers to accounting policies with regard to (a) deferred taxation (b) borrowings cost attributed to the acquisition and construction of fixed assets and (c) exchange differences on repayment / realignment of liabilities incurred for acquiring fixed assets, in so far as such policies refer to the licensee business and which policies though conforming to the Electricity (Supply) Act, 1948 differ from the relevant Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. The treatment of these matters as at 30th June, 2004, has been explained in the above notes.

9. Staff Cost and Other Expenditure for the quarter ended 30th June, 2004, include amounts written back aggregating to Rs. 22 crores and Rs. 17.70 crores respectively.

10. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st April, 2004	3
Received during the quarter ended 30th June, 2004	10
Disposed off during the quarter ended 30th June, 2004	11
Unresolved at the end of the quarter ended 30th June, 2004	2

11 Previous period/year figures have been regrouped wherever necessary.

Date: 26th July, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Firdose Vandrevala

F A VANDREVALA
MANAGING DIRECTOR

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Particulars	Quarter ended		Year ended
	30-Jun-04	30-Jun-03	31-Mar-04
Segment Revenue			
Power business	1,044.96	1,054.53	4,042.93
Others	43.35	26.61	198.84
Total Segment Revenue	1,088.31	1081.14	4,241.77
Less: Inter segment revenue	1.46	0.01	2.69
Net Sales/Income from Operations	**1,086.85**	**1,081.13**	**4,239.08**
Segment Results			
Power business	234.02	206.79	858.22
Others	2.17	0.66	16.78
Total Segment Results	236.19	207.45	875.00
Less: Interest Expense	46.11	72.80	265.83
Add: Unallocable Income net of unallocable expense	(0.93)	16.44	125.10
Total Profit Before Tax	**189.15**	**151.09**	**734.27**
Capital Employed			
Power business	3,289.16	3,572.25	3,359.01
Others	202.48	158.32	214.94
Total Capital Employed	**3,491.64**	**3,730.57**	**3,573.95**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.

TATA

TATA

RECEIVED
2004 JUL 29 A 11: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

26th July 2004
BP/AD-M1A/421

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (First Quarter) – Press Release

Further to our letter No.BP/AD-M1A/ 420 dated 26th July 2004, we forward herewith for your record a copy of the Press Release issued by the Company today.

Yours faithfully,
For The Tata Power Company Limited

H M Mistry

(H M Mistry)
Assistant Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

Mumbai
July 26, 2004

The Tata Power Company Limited
Q1 FY2004-05 Results

Generation Up by 13% at 3529 MUs and PBT up by 25% at Rs. 189 crores

India's largest private power company today announced its financial results for the quarter ended June 30, 2004.

1. **Highlights – Q1 FY05**

   The Tata Power Company Limited's (TPC) operating profits jumped 19% on the back of increased generation and sales of 13%. Increased sales include additional sales to MSEB and MPEB. Overall Mumbai demand grew by 7%. Cost control efforts continued within the company. This included better scheduling and management of the generating units, favourable fuel mix and better heat rates, resulting into lower charges to consumers.

   While operating profits increased by 19%, PBT increased by 25% due to reduction in interest and finance charges by 23%.

   As the wind farm was taken out of the licensee business as per MERC order, there was a creation of additional Deferred Tax in respect of previous years aggregating to Rs.20 crores, restricting the PAT increase to 2.2%. The financial results include reduction in tariff by 9.2% as per MERC order.

   Revenue from non-power business increased by 63% to Rs.43.4 crores.

2. With effect from 1st July 2004, the **Broadband** division of TPC has become a 100% subsidiary.

3. **Tata Petrodyne**, a 100% subsidiary of TPC also brought in good results. Revenues increased to Rs.30 crores and PAT increased by 17% to Rs.15.5 crores.

4. **Powerlinks Transmission Limited** : The 51% joint venture with Power Grid Corporation achieved financial closure and received first disbursement from all lenders in May 2004. The company has opened site offices in 8 locations. The construction of the Transmission lines has commenced and is on schedule.

5. **North Delhi Power Limited** : (Distribution Joint Venture Company in North Delhi) Performance continued to improve and as per regulatory targets. Aggregate Technical & Commercial (AT&C) losses in this quarter decreased by 7 percentage points over the corresponding period last year. Reliability Index is now at 99.61%.

TATA

Commenting on the company's performance, **Mr. Firdose Vandrevala,** Managing Director, Tata Power said: "The Q1 performance reflects both the benefit of increased sales and better internal efficiencies. Our efforts to provide reliable power and controlling costs are showing results. During the quarter, the benefit of our improved efficiencies were reflected in lower charges to our consumers. A new regulatory order for tariff has come into effect from 1st June 2004. The company is confident of the future and is pursuing several opportunities in India and abroad."

FINANCIAL TABLE ATTACHED

Disclaimer Statement: *Some of the statements in this document, except for the historical information, are forward-looking statements. These forward-looking statements include references to growth projections, plans, strategies, intentions and beliefs concerning our business and operating environment. There are risks, uncertainties and other factors that may cause actual results to differ materially from those projected by these forward-looking statements. These risks include, but are not limited to, the level of market demand for the company's services, competitive environment in the company's operating areas, market conditions, the company's ability to grow its existing businesses and to create, acquire and build new businesses, ability to attract, recruit and retain qualified and highly skilled employees, changes in technology, regulatory policy changes, currency fluctuations and market conditions in India and elsewhere around the world, and other risks not specifically mentioned herein but are common to the industry. These statements are based on information currently available to us, and we assume no obligation to update these statements to reflect changed circumstances in future.*

For further information, please contact:

Amulya Charan
Vice President – Finance
The Tata Power Company Limited
Tel: 5665 8811 Fax: 5665 8812
Email: acharan@tpc.co.in

--- ENDS ---

TATA

26th July 2004
BJ/SH-L2/ 422

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Transfer of Wadi Plant

This is to inform you that, at the meeting of the Board of Directors of Company held today, the Board has approved of the Company transferring, selling or otherwise disposing of the undertaking comprised of power generation units with a combined capacity of 75 MW, located at Wadi, District Gulbarga in the State of Karnataka, on a "going concern basis" to The Associated Cement Companies Limited (ACC), subject to further negotiations with ACC, approval of the Members of the Company by Postal Ballot and the receipt of such other consents, approvals and permissions as may be required.

You are requested to kindly take the same on record.

Yours faithfully,
For The Tata Power Company Limited

H M Mistry

(H M Mistry)
Assistant Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

RECEIVED
2004 JUL 29 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26th July 2004
BJ/SH-L2/423.

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

The Board of Directors, at its Meeting held on 26th July 2004, has approved of the Company issuing on private placement basis Transferable, Secured, Redeemable Bonds in the nature of Debentures aggregating to Rs.1000 crores. The Board has authorised the Finance Committee of Directors to finalise the terms and conditions and the structure of the proposed issue.

The said funds are being raised to meet the Capital Expenditure related to Company's growth projects and for such other corporate purposes as may be permitted under applicable laws.

Yours faithfully,
For The Tata Power Company Limited

H M Mistry

(H M Mistry)
Assistant Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801